Exhibit 21.1

LIST OF SUBSIDIARIES:

Inforte Deutschland GmbH (German corporation, wholly owned)

Inforte India Private Limited (India corporation, wholly owned by Inforte India Holding Company)

Inforte India Holding Company (Delaware corporation, wholly owned)

Inforte Managed Analytics Corp. (Georgia corporation, wholly owned)

Provansis LLC An Inforte Company (Delaware limited liability company, Inforte owned 19% as of December 31, 2006)